Filed by Greenidge Generation Holdings Inc.Merger Announcement March 22, 2021 Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Support.com, Inc. Commission File No.: 000-30901

Disclaimer ot ylno sesoprup lanoitamrofni rof )”ruo“ ro ”ew“ ,”egdineerG“ ,y”napmoC“ eht( .cnI sgnidloH noitareneG egdineerG yb deraperp neeb sah )”noitatneserP“ siht( noitatneserp sihT gnitarepo morf gnivomer yb sisab tnetsisnoc a no sdoirep gnirtoper suoirav revo ecnamrorfep gnirapmoc ni sredaer tsissa yam serusaem eseht eveileb yeht ,tsriF .snosaer noitatneserP sihT .) moc.rtoppuS ( moc.rtoppuS dna egdineerG neewteb ) noitcasnarT eht( noitcasnart desoporp eht fo noitaulave nwo rieht gnikam ni seirtap detseretni tsissa ehT .ecnamrorfep sti ssessa ot tnemeganam sy’napmoC eht yb desu era serusaem eseht ,dnoceS .ecnamrorfep gnitarepo eroc tcelfer ton od taht smeti fo tcapmi eht stluser siht ni noitamrofni ehT .moc.rtoppuS ro egdineerG fo serahs lles ot reffo na fo noitaticilos a ron esahcrup ot reffo na etutitsnoc ton seod dna ylno sesoprup noissucsid rof si eht fo snoitarepo dna ssenisub eht rednu dna etaulave ot sredaer rof loot lanoitidda na sedivorp serusaem laicnanif PAAG-non eseht fo esu eht taht seveileb ynapmoC noitamrofni laro dna nettirw rehto eht htiw noitcnujnoc ni ylelos deweiv eb dluohs dna ,etelpmoc eb ot rtoprup ton seod dna ylno mrof yrammus ni dedivorp si noitatneserp rehtO .PAAG htiw ecnadrocca ni denimreted serusaem laicnanif ,ot evitanretla na sa ro ,morf noitalosi ni deredisnoc eb ton dluohs serusaem PAAG-non esehT .ynapmoC sihT .tneipicer eht yb noisiced tnemtsevni yna fo sisab eht mrof ot dednetni ton si noitatneserP sihT .noitcasnarT eht fo noitaulave na fo esruoc eht ni elbaliava edam fo serusaem deltit ylralimis ot elbarapmoc yltcerid eb ton yam serusaem laicnanif hcus erofereht dna ,yltnereffid serusaem laicnanif PAAG-non eseht etaluclac yam seinapmoc fo tcepser ni redaer a ot noitadnemmocer a ro ecivda sa deredisnoc eb ton dluohs dna redaer a ot lairetam eb yam ro si taht noitamrofni eht lla niatnoc ton seod noitatneserP. seinapmoc rehto ralucirtap st’neipicer a tnuocca otni ekat ton seod dna moc.rtoppuS ro egdineerG fo stnemurtsni laicnanif rehto ro seitiruces fo gnilles ro gnisahcrup ,gnitov ,gnidloh eht ,ecivda rehto ro tnemtsevni ,xat ,lagel eb ot deredisnoc eb ton dluohs noitatneserP siht fo stnetnoc ehT .sdeen ro noitautis laicnanif ,noitatneserP siht gniweiver ni sevitcejbo yna otni gniretne fo esoprup eht rof nopu deiler eb ton yam dna ,egdineerG ot dnuorgkcab sa dna ylno sesoprup lanoitamrofni rof era noitatneserP siht ni atad laicnanif llA . redaer eht gnitceffa srettam detaler dna laicnanif ,yrotaluger ,xat ,lagel lla ot sa sresivda dna lesnuoc nwo sti htiw tlusnoc dluohs noitatneserP siht fo redaer yna dna tneserper ot rtoprup ton seod dna stnemtsujda dna snoitpmussa tnartopmi niartec no desab si noitatneserP siht ni tuo tes noitamrofni laicnanif ehT .reveostahw noitcasnart . sdoirep erutuf yna ni eb lliw yllautca ro sisab detidua na no era snoitarepo fo stluser ruo tahw ro moc.rtoppuS ,egdineerG yb nevig eb lliw ro si ,deilpmi ro sserpxe ,ytnarraw ro noitatneserper oN ..deifirev yltnednepedni neeb ton sah noitatneserP siht ni noitamrofni ehT laro ro nettirw rehto yna ro ,niereh deniatnoc noitamrofni eht dna noitatneserP siht fo ssenetelpmoc ro ycarucca ,ssenriaf eht ot sa srosivda dna setailiffa evitcepser rieht oiranecs ,gnilledom yna fo ssenetelpmoc ro ycarucca eht ro noitatneserP siht ni edam snoitpmussa eht fo ssenelbanosaer eht ot sa edam si noitatneserper on ,eromrerhtuF .ti no decalp eb dluohs ecnailer on dna ,noitcasnarT eht fo noitaulave na fo esruoc eht ni elbaliava edam noitamrofni ,egdineerG fo enoN .otereht tcepser htiw nevig era secnarussa on dna stluser lautca tciderp ot dednetni ton si noitatneserP siht ni noitamrofni ehT .gnitset‐kcab ro sisylana ro noitatneserP siht morf ,yltceridni ro yltcerid ,gnisira reveoswoh ssol yna rof reveostahw ytilibail yna stpecca nosrep rehto yna ro snosrep detcennoc ,sresivda sti moc.rtoppuS rehto dna snoitacilbup yrtap-driht tnednepedni gnidulcni( secruos suoirav morf deniatbo neeb evah taht stsacerof dna setamitse ,atad lacitsitats sniatnoc noitatneserP sihT ron egdineerG rehtieN .eciton tuohtiw egnahc ot tcejbus era dna foereh etad eht fo sa nevig era niereh deniatnoc setamitse dna snoinipo ,noitamrofni llA .stnetnoc sti rehtieN .setamitse eseht ot thgiew eudnu evig ot ton denoituac era sredaer dna snoitatimil dna snoitpmussa ynam sevlovni noitamrofni sihT .noitamrofni elbaliava ylcilbup .niereh rhtof tes setamitse ro snoinipo ,noitamrofni yna etadpu ot noitagilbo on sah moc.rtoppuS dna snoitaulav ,snoitcejorp llA .secruos eseht morf deniatbo saw taht atad eht fo ssenetelpmoc ro ycarucca eht deifirev yltnednepedni evah moc.rtoppuS ron egdineerG evitanretla gnoma eno esu yam dna snoitpmussa dna stnemssessa evitcejbus no desab eb yam yehT .ylno sesoprup noitamrofni rof dedivorp era sesylana lacitsitats seod foereht esu s'moc.rtoppuS ro egdineerG dna srenwo evitcepser rieht ot gnoleb niereh detsil yrteporp lautcelletni rehto dna sogol ,sthgirypoc ,skramedart eht ot sthgir llA erutuf fo noitciderp etarucca na sa nopu deiler eb ton dluohs yeht ,noitamrofni lacirotsih no desab era yeht fi neve dna stluser tnereffid ecudorp taht seigolodohtem edart dna skramedart ,ecneinevnoc rof yleloS ..yrteporp lautcelletni rehto dna sogol ,sthgirypoc ,skramedart hcus fo srenwo eht yb tnemesrodne ro ,htiw noitailiffa na ylpmi ton . ecnamrorfep era sogol dna seman hcus taht ,yaw yna ni ,etacidni ot dednetni ton era secnerefer hcus tub ,slobmys ™ ro ® eht htiw raeppa yam noitatneserP siht ni ot derrefer seman .egdineerG fo skramedart deretsiger ro skramedart noitceS dna tcA seitiruceS eht fo A72 noitceS ,5991 fo tcA mrofeR noitagitiL seitiruceS etavirP eht fo gninaem eht nihtiw stnemetats gnikool‐drawrof sniatnoc noitatneserP sihT , laitnetop , elbissop ,”nalp“ ,”dnetni“ ,”etapicitna“ ,t”cepxe“ ,”eveileb“ sdrow eht edulcni yam stnemetats esehT .dednema sa ,4391 fo tcA egnahcxE seitiruceS eht fo E12 no tnemetats noitartsiger a )”CES“ eht( noissimmoC egnahcxE dna seitiruceS eht htiw elif ot sdnetni egdineerG ,noitcasnarT eht htiw noitcennoc nI :noitamrofnI lanoitiddA ,gnidulcni stcaf lacirotsih fo stnemetats naht rehto stnemetats sa llew sa snoisserpxe ralimis dna ”gnitegrat“ ”dluow“ ,”dluohs“ ,”dluoc“ ,t”hgim“ ,y”am“ ,”lliw“ ,t”cejorp“ ,”etamitse“ evitinifed ehT .noitcasnarT eht htiw noitcennoc ni sutcepsorp a dna moc.rtoppuS fo tnemetats yxorp yranimilerp a edulcni lliw hcihw ,)t”nemetatS noitartsigeR“ eht( 4-S mroF erutuf rof moc.rtoppuS dna egdineerG fo tnemeganam eht fo sevitcejbo dna stegrat ,snalp ,ygetarts ssenisub ,noitisop laicnanif eht gnidrager esoht ,noitatimil tuohtiw eht no gnitov rof dehsilbatse eb ot etad drocer a fo sa moc.rtoppuS fo sredlohkcots ot deliam eb lliw stnemucod tnaveler rehto dna sutcepsorp/tnemetats yxorp ro egdineerG fo ytiliba eht tceffa yam hcihw srotcaf tnartopmi rehto dna seitniartecnu ,sksir nwonknu dna nwonk evlovni stnemetats gnikool‐drawrof hcuS ..snoitarepo dna ,sutcepsorp/tnemetats yxorp yranimilerp eht ,elbaliava nehw ,daer ot desivda era snosrep detseretni rehto dna moc.rtoppuS fo sredlohkcotS .noitcasnarT stnemeveihca ro ecnamrorfep ,stluser lautca esuac yam hcihw dna stnemetats gnikool‐drawrof hcus ni tuo tes sevitcejbo dna snalp eht eveihca dna tnemelpmi ot moc.rtoppuS evorppa ot dleh eb ot gniteem laiceps eht rof seixorp fo noitaticilos s’moc.rtoppuS htiw noitcennoc ni sutcepsorp/tnemetats yxorp evitinifed eht dna ,otereht stnemdnema era stnemetats gnikool‐drawrof hcuS .stnemetats gnikool‐drawrof hcus yb deilpmi ro desserpxe stnemeveihca ro ecnamrorfep ,stluser erutuf morf tnereffid yllairetam eb ot niatbo ot elba eb osla lliw sredlohkcotS .noitcasnarT eht dna ,egdineerG ,moc.rtoppuS tuoba noitamrofni tnartopmi niatnoc lliw stnemucod eseht esuaceb noitcasnarT eht lliw moc.rtoppuS ro egdineerG hcihw ni tnemnorivne eht dna moc.rtoppuS dna egdineerG fo snalp dna seicilop erutuf dna tneserp gnidrager snoitpmussa suoremun no desab ,103 etiuS ,)202 SU( ekiP drocnoC 1251 ,.cnI ,moC.rtoppuS :ot tseuqer a gnitcerid yb ,egrahc tuohtiw ,sutcepsorp/tnemetats yxorp eht dna tnemetatS noitartsigeR eht fo seipoc ,eromrerhtuF .moc.rtoppuS ro egdineerG fo snoitarepo dna ssenisub eht gnitceffa seirtsudni fo snoitidnoc eht dna snoitidnoc cimonoce lareneg gnidulcni ,erutuf eht ni etarepo tuohtiw ,deniatbo eb osla nac CES eht htiw delif stnemetats yxorp dna srtoper rehto dna launna s’moc.rtoppuS dna ,elbaliava ecno ,stnemucod esehT .30891 ED ,notgnimliW yna no decalp eb dluohs reveostahw ecnailer on dna ,etarucca eb ot evorp ton yam hcihw stneve erutuf ro snoitpmussa no desab era stnemetats gnikool‐drawrof niartec .)vog.ces.www//:ptth( etis tenretni s’CES eht ta ,egrahc dna egdineerG dna ,noitatneserP siht fo etad eht fo sa ylno kaeps noitatneserP siht ni stnemetats gnikool‐drawrof ehT .noitatneserP siht ni stnemetats gnikool-drawrof stnemetats gnikool‐drawrof yna ot snoisiver ro setadpu yna etanimessid ot gnikartednu ro noitagilbo yna wal yb dettimrep tnetxe tselluf eht ot mialcsid ylsserpxe moc.rtoppuS yam ,selur CES rednu ,seeyolpme dna ,tnemeganam fo srebmem rehto ,sreciffo evitucexe ,srotcerid evitcepser rieht dna moc.rtoppuS ,egdineerG :noitaticiloS eht ni stnapicirtaP .desab era stnemetats hcus yna hcihw no secnatsmucric ro snoitidnoc ,stneve ni egnahc yna ro otereht drager htiw snoitatcepxe ni egnahc yna tcelfer ot niereh deniatnoc erom niatbo yam sredloh ytiruces dna srotsevnI .noitcasnarT eht htiw noitcennoc ni sredlohkcots s’moc.rtoppuS fo seixorp fo noitaticilos eht ni stnapicirtap eb ot demeed eb gnidulcni ,CES eht htiw sgnilif s’moc.rtoppuS ni seeyolpme dna sreciffo ,srotcerid s’moc.rtoppuS fo noitcasnarT eht ni stseretni dna seman eht gnidrager noitamrofni deliated fo stnemetats laicnanif detidua lacirotsih eht no desab deraperp ro morf nekat neeb sah noitatneserP siht ni deniatnoc egdineerG gnitcepser noitamrofni laicnanif cirotsih ehT ni eb osla lliw sreciffo evitucexe dna srotcerid s’egdineerG fo seman dna noitamrofni hcus dna ,CES eht htiw delif srtoper rehto dna K-01 mroF no rtopeR launnA s’moc.rtoppuS eht htiw ecnadrocca ni stnemetats laicnanif hcus fo tidua nA .)”PAAG“( selpicnirp gnitnuocca detpecca yllareneg .S.U htiw ecnadrocca ni deraperp neeb evah hcihw ,egdineerG .noitcasnarT eht rof moc.rtoppuS fo tnemetats yxorp yranimilerp eht edulcni lliw hcihw ,egdineerG yb CES eht htiw delif eb ot 4-S mroF no tnemetatS noitartsigeR eht . noitcasnarT eht ot detaler tnemetats yxorp / sutcepsorp / tnemetats noitartsiger eht ni dedulcni eb lliw draoB thgisrevO gnitnuoccA ynapmoC cilbuP .S.U eht fo sdradnats lapicnirp owt rof sredaer ot lufesu era serusaem PAAG-non eseht taht seveileb ynapmoC ehT .ADTIBE sa hcus ,serusaem laicnanif PAAG-non sedulcni noitatneserp sihT oprietary & Confidentialeenidge Generation – Pr2021 © Gr02Disclaimer ot ylno sesoprup lanoitamrofni rof )”ruo“ ro ”ew“ ,”egdineerG“ ,y”napmoC“ eht( .cnI sgnidloH noitareneG egdineerG yb deraperp neeb sah )”noitatneserP“ siht( noitatneserp sihT gnitarepo morf gnivomer yb sisab tnetsisnoc a no sdoirep gnirtoper suoirav revo ecnamrorfep gnirapmoc ni sredaer tsissa yam serusaem eseht eveileb yeht ,tsriF .snosaer noitatneserP sihT .) moc.rtoppuS ( moc.rtoppuS dna egdineerG neewteb ) noitcasnarT eht( noitcasnart desoporp eht fo noitaulave nwo rieht gnikam ni seirtap detseretni tsissa ehT .ecnamrorfep sti ssessa ot tnemeganam sy’napmoC eht yb desu era serusaem eseht ,dnoceS .ecnamrorfep gnitarepo eroc tcelfer ton od taht smeti fo tcapmi eht stluser siht ni noitamrofni ehT .moc.rtoppuS ro egdineerG fo serahs lles ot reffo na fo noitaticilos a ron esahcrup ot reffo na etutitsnoc ton seod dna ylno sesoprup noissucsid rof si eht fo snoitarepo dna ssenisub eht rednu dna etaulave ot sredaer rof loot lanoitidda na sedivorp serusaem laicnanif PAAG-non eseht fo esu eht taht seveileb ynapmoC noitamrofni laro dna nettirw rehto eht htiw noitcnujnoc ni ylelos deweiv eb dluohs dna ,etelpmoc eb ot rtoprup ton seod dna ylno mrof yrammus ni dedivorp si noitatneserp rehtO .PAAG htiw ecnadrocca ni denimreted serusaem laicnanif ,ot evitanretla na sa ro ,morf noitalosi ni deredisnoc eb ton dluohs serusaem PAAG-non esehT .ynapmoC sihT .tneipicer eht yb noisiced tnemtsevni yna fo sisab eht mrof ot dednetni ton si noitatneserP sihT .noitcasnarT eht fo noitaulave na fo esruoc eht ni elbaliava edam fo serusaem deltit ylralimis ot elbarapmoc yltcerid eb ton yam serusaem laicnanif hcus erofereht dna ,yltnereffid serusaem laicnanif PAAG-non eseht etaluclac yam seinapmoc fo tcepser ni redaer a ot noitadnemmocer a ro ecivda sa deredisnoc eb ton dluohs dna redaer a ot lairetam eb yam ro si taht noitamrofni eht lla niatnoc ton seod noitatneserP. seinapmoc rehto ralucirtap st’neipicer a tnuocca otni ekat ton seod dna moc.rtoppuS ro egdineerG fo stnemurtsni laicnanif rehto ro seitiruces fo gnilles ro gnisahcrup ,gnitov ,gnidloh eht ,ecivda rehto ro tnemtsevni ,xat ,lagel eb ot deredisnoc eb ton dluohs noitatneserP siht fo stnetnoc ehT .sdeen ro noitautis laicnanif ,noitatneserP siht gniweiver ni sevitcejbo yna otni gniretne fo esoprup eht rof nopu deiler eb ton yam dna ,egdineerG ot dnuorgkcab sa dna ylno sesoprup lanoitamrofni rof era noitatneserP siht ni atad laicnanif llA . redaer eht gnitceffa srettam detaler dna laicnanif ,yrotaluger ,xat ,lagel lla ot sa sresivda dna lesnuoc nwo sti htiw tlusnoc dluohs noitatneserP siht fo redaer yna dna tneserper ot rtoprup ton seod dna stnemtsujda dna snoitpmussa tnartopmi niartec no desab si noitatneserP siht ni tuo tes noitamrofni laicnanif ehT .reveostahw noitcasnart . sdoirep erutuf yna ni eb lliw yllautca ro sisab detidua na no era snoitarepo fo stluser ruo tahw ro moc.rtoppuS ,egdineerG yb nevig eb lliw ro si ,deilpmi ro sserpxe ,ytnarraw ro noitatneserper oN .deifirev yltnednepedni neeb ton sah noitatneserP siht ni noitamrofni ehT laro ro nettirw rehto yna ro ,niereh deniatnoc noitamrofni eht dna noitatneserP siht fo ssenetelpmoc ro ycarucca ,ssenriaf eht ot sa srosivda dna setailiffa evitcepser rieht oiranecs ,gnilledom yna fo ssenetelpmoc ro ycarucca eht ro noitatneserP siht ni edam snoitpmussa eht fo ssenelbanosaer eht ot sa edam si noitatneserper on ,eromrerhtuF .ti no decalp eb dluohs ecnailer on dna ,noitcasnarT eht fo noitaulave na fo esruoc eht ni elbaliava edam noitamrofni ,egdineerG fo enoN .otereht tcepser htiw nevig era secnarussa on dna stluser lautca tciderp ot dednetni ton si noitatneserP siht ni noitamrofni ehT .gnitset‐kcab ro sisylana ro noitatneserP siht morf ,yltceridni ro yltcerid ,gnisira reveoswoh ssol yna rof reveostahw ytilibail yna stpecca nosrep rehto yna ro snosrep detcennoc ,sresivda sti moc.rtoppuS rehto dna snoitacilbup yrtap-driht tnednepedni gnidulcni( secruos suoirav morf deniatbo neeb evah taht stsacerof dna setamitse ,atad lacitsitats sniatnoc noitatneserP sihT ron egdineerG rehtieN .eciton tuohtiw egnahc ot tcejbus era dna foereh etad eht fo sa nevig era niereh deniatnoc setamitse dna snoinipo ,noitamrofni llA .stnetnoc sti rehtieN .setamitse eseht ot thgiew eudnu evig ot ton denoituac era sredaer dna snoitatimil dna snoitpmussa ynam sevlovni noitamrofni sihT .noitamrofni elbaliava ylcilbup .niereh rhtof tes setamitse ro snoinipo ,noitamrofni yna etadpu ot noitagilbo on sah moc.rtoppuS dna snoitaulav ,snoitcejorp llA .secruos eseht morf deniatbo saw taht atad eht fo ssenetelpmoc ro ycarucca eht deifirev yltnednepedni evah moc.rtoppuS ron egdineerG evitanretla gnoma eno esu yam dna snoitpmussa dna stnemssessa evitcejbus no desab eb yam yehT .ylno sesoprup noitamrofni rof dedivorp era sesylana lacitsitats seod foereht esu s'moc.rtoppuS ro egdineerG dna srenwo evitcepser rieht ot gnoleb niereh detsil yrteporp lautcelletni rehto dna sogol ,sthgirypoc ,skramedart eht ot sthgir llA erutuf fo noitciderp etarucca na sa nopu deiler eb ton dluohs yeht ,noitamrofni lacirotsih no desab era yeht fi neve dna stluser tnereffid ecudorp taht seigolodohtem edart dna skramedart ,ecneinevnoc rof yleloS .yrteporp lautcelletni rehto dna sogol ,sthgirypoc ,skramedart hcus fo srenwo eht yb tnemesrodne ro ,htiw noitailiffa na ylpmi ton . ecnamrorfep era sogol dna seman hcus taht ,yaw yna ni ,etacidni ot dednetni ton era secnerefer hcus tub ,slobmys ™ ro ® eht htiw raeppa yam noitatneserP siht ni ot derrefer seman .egdineerG fo skramedart deretsiger ro skramedart noitceS dna tcA seitiruceS eht fo A72 noitceS ,5991 fo tcA mrofeR noitagitiL seitiruceS etavirP eht fo gninaem eht nihtiw stnemetats gnikool‐drawrof sniatnoc noitatneserP sihT , laitnetop , elbissop ,”nalp“ ,”dnetni“ ,”etapicitna“ ,t”cepxe“ ,”eveileb“ sdrow eht edulcni yam stnemetats esehT .dednema sa ,4391 fo tcA egnahcxE seitiruceS eht fo E12 no tnemetats noitartsiger a )”CES“ eht( noissimmoC egnahcxE dna seitiruceS eht htiw elif ot sdnetni egdineerG ,noitcasnarT eht htiw noitcennoc nI :noitamrofnI lanoitiddA ,gnidulcni stcaf lacirotsih fo stnemetats naht rehto stnemetats sa llew sa snoisserpxe ralimis dna ”gnitegrat“ ”dluow“ ,”dluohs“ ,”dluoc“ ,t”hgim“ ,y”am“ ,”lliw“ ,t”cejorp“ ,”etamitse“ evitinifed ehT .noitcasnarT eht htiw noitcennoc ni sutcepsorp a dna moc.rtoppuS fo tnemetats yxorp yranimilerp a edulcni lliw hcihw ,)t”nemetatS noitartsigeR“ eht( 4-S mroF erutuf rof moc.rtoppuS dna egdineerG fo tnemeganam eht fo sevitcejbo dna stegrat ,snalp ,ygetarts ssenisub ,noitisop laicnanif eht gnidrager esoht ,noitatimil tuohtiw eht no gnitov rof dehsilbatse eb ot etad drocer a fo sa moc.rtoppuS fo sredlohkcots ot deliam eb lliw stnemucod tnaveler rehto dna sutcepsorp/tnemetats yxorp ro egdineerG fo ytiliba eht tceffa yam hcihw srotcaf tnartopmi rehto dna seitniartecnu ,sksir nwonknu dna nwonk evlovni stnemetats gnikool‐drawrof hcuS .snoitarepo dna ,sutcepsorp/tnemetats yxorp yranimilerp eht ,elbaliava nehw ,daer ot desivda era snosrep detseretni rehto dna moc.rtoppuS fo sredlohkcotS .noitcasnarT stnemeveihca ro ecnamrorfep ,stluser lautca esuac yam hcihw dna stnemetats gnikool‐drawrof hcus ni tuo tes sevitcejbo dna snalp eht eveihca dna tnemelpmi ot moc.rtoppuS evorppa ot 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yxorp yranimilerp eht edulcni lliw hcihw ,egdineerG yb CES eht htiw delif eb ot 4-S mroF no tnemetatS noitartsigeR eht . noitcasnarT eht ot detaler tnemetats yxorp / sutcepsorp / tnemetats noitartsiger eht ni dedulcni eb lliw draoB thgisrevO gnitnuoccA ynapmoC cilbuP .S.U eht fo sdradnats lapicnirp owt rof sredaer ot lufesu era serusaem PAAG-non eseht taht seveileb ynapmoC ehT .ADTIBE sa hcus ,serusaem laicnanif PAAG-non sedulcni noitatneserp sihT oprietary & Confidentialeenidge Generation – Pr2021 © Gr02

ersesentPr ogers ed RTVice Chairman azio Tim FChairman coin bank esident of Xapo, a bitormer prF • • Managing Parounder of tner and Co-f ocused ech fx Capital, a fintounder of ArpeCo-f •  e equity atC, a privtlas Holdings LLA estment firm vin ocused on industrials and fund f er generation wpo ears of financial serxperiencevices e25 y • Jeff Kirt e OfficerecutivChief Ex y Tim RaineChief Financial Officer • ounder and Managing Pare Management tner of FiftFh Lak eenidge ears with Gr5 y • •  ears as Par15 ytner at Pamplona Capital and  e atears public and privA, MBA with 10+ yCP •  Oak Hill Advisors xperience accounting and finance e • d membery boarExperienced public compan coin mining and miner Bit • xperienceyment edeplo oprietary & Confidentialeenidge Generation – Pr2021 © Gr03ersesentPr ogers ed RTVice Chairman azio Tim FChairman coin bank esident of Xapo, a bitormer prF • • Managing Parounder of tner and Co-f ocused ech fx Capital, a fintounder of ArpeCo-f • e equity atC, a privtlas Holdings LLA estment firm vin ocused on industrials and fund f er generation wpo ears of financial serxperiencevices e25 y • Jeff Kirt e OfficerecutivChief Ex y Tim RaineChief Financial Officer • ounder and Managing Pare Management tner of FiftFh Lak eenidge ears with Gr5 y • • ears as Par15 ytner at Pamplona Capital and e atears public and privA, MBA with 10+ yCP • Oak Hill Advisors xperience accounting and finance e • d membery boarExperienced public compan coin mining and miner Bit • xperienceyment edeplo oprietary & Confidentialeenidge Generation – Pr2021 © Gr03

Merger announcement Greenidge Generations Holdings Inc. (“Greenidge”) and Support.com, Inc. (NASDAQ: SPRT) have entered into a definitive merger agreement expected to close in Q3 2021 Greenidge is expected to be the only vertically integrated U.S. publicly listed bitcoin mining operation – it owns its own power plant $52mm of EBITDA in 2021E and runrate EBITDA of $162mm in 2022E(1) Current hashrate of 1.1EH/s and 2022E hashrate of 2.6 EH/s(2) Pro forma for the merger, the combined companies currently have $70mm of net cash ationeenidge Generoduction: GrIntr erwvieation Oveenidge GenerGr 4102710281021202 Raised institutional ormed tlas fAo-gas Coal-tLaunched ecuting xcapital and e o eenidge tGrersion vconcoin mining bit e vo achieplan t acilitychase fpuredcompletoperationsQ listingANASD oprietary & Confidentialeenidge Generation – Pr2021 © Gr05ationeenidge Generoduction: GrIntr erwvieation Oveenidge GenerGr 4102710281021202 Raised institutional ormed tlas fAo-gas Coal-tLaunched ecuting xcapital and e o eenidge tGrersion vconcoin mining bit e vo achieplan t acilitychase fpuredcompletoperationsQ listingANASD oprietary & Confidentialeenidge Generation – Pr2021 © Gr05 eenidge business snapshotGr eenidge is eGred txpecto be the only U publicly list.S.ed bitcoin mining EBIA(4)TD mm16$2 ation witoperh its own poer sourwce $109mm • eenidge orGwns and operates an inted 10egrat6 MW gas-fired poer plant and bitwcoin mining operation in e pstatUNew York mm$52 •Unlike its peers, eenidge has no rrGeliance on td parhirty contracts for poer or operationws  & maintenance services 2102E2220E2022E Industry-leading cost position from low-cost natural gas supply and Run erat setting pooffer generwation renuesve apacityC(5) • erage mining povAer cost of ~$22/MWh since June 2020w(1) • LTM February 2021 cost to mine was $2,9 per bit86coin(2) 85 MW •In February 2021, eenidge mined bitGrcoin at a net cost of a negative ~$371 per bitcoin(3) E62.H/s 45 MW eenidge currGrently operes 19 MW of miningat .2 E1H/s •P desahcru srenim detcepxe ot worg yticapac ot 14WM yb yluJ 1202 dna45 WM yb 1202ne-raeyd Experienced in-house poer generwation operors and miningat 2102E2022E Plans to expand to other sites and es txpecto re iteplicats inted business model ategr o achiete at least 500 MW of mining bvy 2025 (1) ~$22/MWh aerage mining pover cost frwom June 2020 to February 2021 net of energy margin and ancillary services renue ve(4) 2021 and 2022 pred EBITDojectA assumes a constant $300/MWh mining renue which implies a bitvecoin price of ~$49000 assuming , (2) ariable cost tVo mine net of energy and ancillary margins ent difficulty and currcurrent mining fleet efficiency (Financial estimates are subject to change based on prailing bitvecoin mining economics) (3)ebruary 2021 vFariable mining cost net of energy and ancillary margins(5)2021 capacity includes purchased miners eed txpecto be in-service by December 31st; 2022 capacity includes eed purxpectchases to be in-service by 2022 2021 © Greenidge Generation – Proprietary & Confidential06eenidge business snapshotGr eenidge is eGred txpecto be the only U publicly list.S.ed bitcoin mining EBIA(4)TD mm16$2 ation witoperh its own poer sourwce $109mm • eenidge orGwns and operates an inted 10egrat6 MW gas-fired poer plant and bitwcoin mining operation in e pstatUNew York mm$52 •Unlike its peers, eenidge has no rrGeliance on td parhirty contracts for poer or operationws & maintenance services 2102E2220E2022E Industry-leading cost position from low-cost natural gas supply and Run erat setting pooffer generwation renuesve apacityC(5) • erage mining povAer cost of ~$22/MWh since June 2020w(1) • LTM February 2021 cost to mine was $2,9 per bit86coin(2) 85 MW •In February 2021, eenidge mined bitGrcoin at a net cost of a negative ~$371 per bitcoin(3) E62.H/s 45 MW eenidge currGrently operes 19 MW of miningat .2 E1H/s •P desahcru srenim detcepxe ot worg yticapac ot 14WM yb yluJ 1202 dna45 WM yb 1202ne-raeyd Experienced in-house poer generwation operors and miningat 2102E2022E Plans to expand to other sites and es txpecto re iteplicats inted business model ategr o achiete at least 500 MW of mining bvy 2025 (1) ~$22/MWh aerage mining pover cost frwom June 2020 to February 2021 net of energy margin and ancillary services renue ve(4) 2021 and 2022 pred EBITDojectA assumes a constant $300/MWh mining renue which implies a bitvecoin price of ~$49000 assuming , (2) ariable cost tVo mine net of energy and ancillary margins ent difficulty and currcurrent mining fleet efficiency (Financial estimates are subject to change based on prailing bitvecoin mining economics) (3)ebruary 2021 vFariable mining cost net of energy and ancillary margins(5)2021 capacity includes purchased miners eed txpecto be in-service by December 31st; 2022 capacity includes eed purxpectchases to be in-service by 2022 2021 © Greenidge Generation – Proprietary & Confidential06

wthoapid grd of recorack rrT oreenidge histyGrondy2021 and be 500 MW Owned capacity chased capacity Pur 85 MW(1) Total Planned capacity 40 MW(2) 45 MW(1) Total 26 MW(2) MW26(2) onCvoersion frm Mining pilot o gas coal togram launched pr 1 MW991 MW MW71 1 MW 20172018201920202021E2022E2025E p amdaor elbanoitca ylhgiHOppore eplicato rtunities t ed in 2014)tcquirlas sponsorship (Ae under Aecutxo een ability tvoPr yticapac gninim fo WM +58 otesw sitmodel at ne (1) e installed capacity ear run rated end of yExpect (2)500 minerss of 12,800 miners and 40 MW consist,s of 726 MW consist oprietary & Confidentialeenidge Generation – Pr2021 © Gr70wthoapid grd of recorack rrT oreenidge histyGrondy2021 and be 500 MW Owned capacity chased capacity Pur 85 MW(1) Total Planned capacity 40 MW(2) 45 MW(1) Total 26 MW(2) MW26(2) onCvoersion frm Mining pilot o gas coal togram launched pr 1 MW991 MW MW71 1 MW 20172018201920202021E2022E2025E p amdaor elbanoitca ylhgiHOppore eplicato rtunities t ed in 2014)tcquirlas sponsorship (Ae under Aecutxo een ability tvoPr yticapac gninim fo WM +58 otesw sitmodel at ne (1) e installed capacity ear run rated end of yExpect (2)500 minerss of 12,800 miners and 40 MW consist,s of 726 MW consist oprietary & Confidentialeenidge Generation – Pr2021 © Gr70 eenidge comparGres fably torvao its peers eenidge has bGry far the loest cost of power in itws peer gr haoup,ving mined bitcoin at an aage cost per coin of $2,erv869 LTM February 2021 eenidgeGriotRathonMaripherCeHivHut 8armsitfB et Capitalization / VMarkaluation(1) 372,$4,266$4501$2,1$,4221$0,18$720 in $USD millions ent HashratCurre (EH/s)(2)1(5).11.1.41—0.21.1.13 Cost of Per ($/MWh)wo(3)$22N/A ofit shar(pre)$28$27$40$45$40 e PCaptiver Sourwoce(4) Miner Efficiency(4)HighhigHhHigN/AMedoLwMed Country (6) changeEx (1) et capitalizations as of 3Mark.21; Cipher v17.aluation derived from inor prestvesentation March 2021 (4) Based on company public filings and filings March 2021, efficiency rs Companesentepry estimate (2) Based on most recent press releases and public filings March 2021 (5) eenidge hashratGre eed txpecto be in-service by end of July 2021 (3)Riot: Known profit share contract based on public filings (According to Riots public filings, it pa’ys a hosting service rate based upon a share of its mining renue ve(6)ed upon rExpectegistration and listing of Class A common stock and as a result experiences higher hosting/poer costws as bitcoin mining economics rise) Marathon: Company presentation January 2021. (Marathon cost of poer w is $28/MWh ecluding $6/MWh hosting fxee) Cipher: Company presentation March 2021. Hive: Energy price for Hivs 30MW fe’acility in Quebec; company esentation Septprember 2020. Hut 8: Aerage of Wvall Street rch estimateseare range. Bitfarms: Company presentation March 2021. 2021 © Greenidge Generation – Proprietary & Confidential08eenidge comparGres fably torvao its peers eenidge has bGry far the loest cost of power in itws peer gr haoup,ving mined bitcoin at an aage cost per coin of $2,erv869 LTM February 2021 eenidgeGriotRathonMaripherCeHivHut 8armsitfB et Capitalization / VMarkaluation(1) 372,$4,266$4501$2,1$,4221$0,18$720 in $USD millions ent HashratCurre (EH/s)(2)1(5).11.1.41—0.21.1.13 Cost of Per ($/MWh)wo(3)$22N/A ofit shar(pre)$28$27$40$45$40 e PCaptiver Sourwoce(4) Miner Efficiency(4)HighhigHhHigN/AMedoLwMed Country (6) changeEx (1) et capitalizations as of 3Mark.21; Cipher v17.aluation derived from inor prestvesentation March 2021 (4) Based on company public filings and filings March 2021, efficiency rs Companesentepry estimate (2) Based on most recent press releases and public filings March 2021 (5) eenidge hashratGre eed txpecto be in-service by end of July 2021 (3)Riot: Known profit share contract based on public filings (According to Riots public filings, it pa’ys a hosting service rate based upon a share of its mining renue ve(6)ed upon rExpectegistration and listing of Class A common stock and as a result experiences higher hosting/poer costws as bitcoin mining economics rise) Marathon: Company presentation January 2021. (Marathon cost of poer w is $28/MWh ecluding $6/MWh hosting fxee) Cipher: Company presentation March 2021. Hive: Energy price for Hivs 30MW fe’acility in Quebec; company esentation Septprember 2020. Hut 8: Aerage of Wvall Street rch estimateseare range. Bitfarms: Company presentation March 2021. 2021 © Greenidge Generation – Proprietary & Confidential08

alue sensitivitieseenidge implied equity vGr et capitalization orma implied marko feenidge's prs Gresenteprw table rThe belo e pricesQ: SPRT) sharAarious SupporSDat vt.com (NA ssumed Aorma o fImplied pr-closing Implied post Support.com Supporet t.com market eenidge markGr e pricesharcapitalization(2)capitalization(3) e)($/shar($ millions)($ millions) 14(1)$2.$523$67 00.479,2581 00.6145887,1 00.81945162, 00.10422145,3 0012.29047,73 00.14339,4034 00.16387032,5 00.18436661,5 00.20484,2906 1() t is14 he$2..20 19. 3closingprice 2() Assumes~ .203 42milliones sharstanding outconsisting of million680 .~19 esshar standingout prior o t ~plus placement, eat priv910 .3million newly issuedes sharstandingout pursuanto ta wit e placementath priv 210 CCapital, LL614 million.0~plus , esshar oedt elat r optionsesshar edestrict and rest whichvwill cisederx or ebe prior ot or upon closing of thegermer eIllustrativ. change ratiox e of4 12. 0essharof eenidge Gr Classockst Acommon orf e eachshar of Support.ock stcom commonbased, ont he ratiochangexe t ormulain hef ger mereement agr anesentingeprr, eestimat of esshar edfully-dilut standing out usingSuppor .tscom’ closingeshar price of14 $2.ch onMar. , 2021 19Thefinal ratiochange xe ausing ed will becalculatyen-da t pricetrading erageva edeightolume-w vorf Suppor t.oprior tcom theclosing edat erw lo beymaand than thise illustrativ ratiochangex eot theentxte tradingeragepriceva such prior ot the closing14 $2.ceedsx e. (3)Assumes ~963 ..38millionstanding outeenidgeGr es shareraft closing oprietary & Confidentialeenidge Generation – Pr2021 © Gr09alue sensitivitieseenidge implied equity vGr et capitalization orma implied marko feenidge's prs Gresenteprw table rThe belo e pricesQ: SPRT) sharAarious SupporSDat vt.com (NA ssumed Aorma o fImplied pr-closing Implied post Support.com Supporet t.com market eenidge markGr e pricesharcapitalization(2)capitalization(3) e)($/shar($ millions)($ millions) 14(1)$2.$523$67 00.479,2581 00.6145887,1 00.81945162, 00.10422145,3 0012.29047,73 00.14339,4034 00.16387032,5 00.18436661,5 00.20484,2906 1() t is14 he$2..20 19. 3closingprice 2() Assumes~ .203 42milliones sharstanding outconsisting of million680 .~19 esshar standingout prior o t ~plus placement, eat priv910 .3million newly issuedes sharstandingout pursuanto ta wit e placementath priv 210 CCapital, LL614 million.0~plus , esshar oedt elat r optionsesshar edestrict and rest whichvwill cisederx or ebe prior ot or upon closing of thegermer eIllustrativ. change ratiox e of4 12. 0essharof eenidge Gr Classockst Acommon orf e eachshar of Support.ock stcom commonbased, ont he ratiochangexe t ormulain hef ger mereement agr anesentingeprr, eestimat of esshar edfully-dilut standing out usingSuppor .tscom’ closingeshar price of14 $2.ch onMar. , 2021 19Thefinal ratiochange xe ausing ed will becalculatyen-da t pricetrading erageva edeightolume-w vorf Suppor t.oprior tcom theclosing edat erw lo beymaand than thise illustrativ ratiochangex eot theentxte tradingeragepriceva such prior ot the closing14 $2.ceedsx e. (3)Assumes ~963 .38millionstanding outeenidgeGr es shareraft closing oprietary & Confidentialeenidge Generation – Pr2021 © Gr09 ofitabilityes prantage drive adveenidge competitivGr e Captiven mining and voPr 10erww-cost polo30xperer plant ewtisepo • wned “behind-terhe-mety o” vided boations pror mining operer fw100% of po• mosteUnlik peers,ations alloperand enance maint per in-houseormedf y b er  d-pareliance on twation withirgenerh no rty poeenidgeGrstaff •al gas in Nor-cost naturestwned twh America via wholly oo some of tccess the loA•o-gasledcoal-t eam Existingt ersionv conand mining ymentdeplo age discount of 30% Henr)(1)ery Hubvpipeline (2020 a Substantial Rapid 20installed base40wth(2)oA grEBITD • ently ation curr19 MW of mining in oper eb.FTM L 2120E 2022E 0222E  221 0A EBITDA EBITDRune rat •-end eary yed bxpecty the end of July 2021 and 45 MW eed bxpect1 MW fleet e4 A EBITDA EBITD chased)eady pur(alr $6mm$52mm10$9mm1$62mm (1) epory S&P Global ormation red btBased on inf (2)ent difficulty 000 assuming curr,coin price of ~$49enue which implies a bitveA assumes a constant $300/MWh mining red EBITDoject2021 and 2022 pr ailing veo change based on pre subject tcludes Suppores arormation (Financial estimatxt.com financial infent mining fleet efficiency and eand curr coin mining economics)bit oprietary & Confidentialeenidge Generation – Pr2021 © Gr10ofitabilityes prantage drive adveenidge competitivGr e Captiven mining and voPr 10erww-cost polo30xperer plant ewtisepo • wned “behind-terhe-mety o” vided boations pror mining operer fw100% of po• mosteUnlik peers,ations alloperand enance maint per in-houseormedf y b er d-pareliance on twation withirgenerh no rty poeenidgeGrstaff •al gas in Nor-cost naturestwned twh America via wholly oo some of tccess the loA•o-gasledcoal-t eam Existingt ersionv conand mining ymentdeplo age discount of 30% Henr)(1)ery Hubvpipeline (2020 a Substantial Rapid 20installed base40wth(2)oA grEBITD • ently ation curr19 MW of mining in oper eb.FTM L 2120E 2022E 0222E 221 0A EBITDA EBITDRune rat •-end eary yed bxpecty the end of July 2021 and 45 MW eed bxpect1 MW fleet e4 A EBITDA EBITD chased)eady pur(alr $6mm$52mm10$9mm1$62mm (1) epory S&P Global ormation red btBased on inf (2)ent difficulty 000 assuming curr,coin price of ~$49enue which implies a bitveA assumes a constant $300/MWh mining red EBITDoject2021 and 2022 pr ailing veo change based on pre subject tcludes Suppores arormation (Financial estimatxt.com financial infent mining fleet efficiency and eand curr coin mining economics)bit oprietary & Confidentialeenidge Generation – Pr2021 © Gr10 ofitabilityered business model enhances prategrtically intV s ed cost-incurreerP Wholesale eenidgey Grnot borne b ser costwpo Electric transmission / eesdistribution f eesHosting f Hosting  eenue sharver eenidge Gr ofitpr eMining r enuev eer P sofitpr eenidge y Gred benue derivvedditional rA et gy markEner et Capacity mark e heate wasto monetizes ternativExploring alt antages e advCompetitiv eenidge's cost position e Grentiaters diffed mining asset-operater and selfwed po-generat• Self s peers do notet while iter markwom the wholesale pos frymentgin and capacity pagy maremental eneres increceiveenidge r• Gr oprietary & Confidentialeenidge Generation – Pr2021 © Gr11ofitabilityered business model enhances prategrtically intV s ed cost-incurreerP Wholesale eenidgey Grnot borne b ser costwpo Electric transmission / eesdistribution f eesHosting f Hosting eenue sharver eenidge Gr ofitpr eMining r enuev eer P sofitpr eenidge y Gred benue derivvedditional rA et gy markEner et Capacity mark e heate wasto monetizes ternativExploring alt antages e advCompetitiv eenidge's cost position e Grentiaters diffed mining asset-operater and selfwed po-generat• Self s peers do notet while iter markwom the wholesale pos frymentgin and capacity pagy maremental eneres increceiveenidge r• Gr oprietary & Confidentialeenidge Generation – Pr2021 © Gr11 erww-cost poe loermanent captivP s d-pareemento ter not subject thirty agrwIndustrw-cost poy leading lo enegotiation riskwith r ($/MWH) eenidgeGr(1)$22 Cipher Mining(2)$27$34o eers subject tP d-parsteementhirty agr Marathon(3)$28$34 armsBitf(4)$40 eHiv(5)$40 Hut8(6)$45 ope MedianEur(7)$40 Asia Pacific Median(7)$45 eragevGlobal A(7)$46 North American Median(7)$50 (1) ebruary 2021 o Fening June 2020 t-halver postwed net cost of poEstimat(5) ember 2020 esentation Septe pre corporatHiv (2) ariable cost otal ver cost is 80% of twch 2021; $27 poesentation Maror prestvCipher mining in(6) ebruary 2020 erage Feporvainwright rt aHC W (3) ee er cost plus $6 hosting fwesentation January 2021: $28 poor prestvMarathon in(7)ember 2020e Finance Septernativor Alter fCambridge Cent (4)ch 2020act sheet Maror festvarms inBitf oprietary & Confidentialeenidge Generation – Pr2021 © Gr12erww-cost poe loermanent captivP s d-pareemento ter not subject thirty agrwIndustrw-cost poy leading lo enegotiation riskwith r ($/MWH) eenidgeGr(1)$22 Cipher Mining(2)$27$34o eers subject tP d-parsteementhirty agr Marathon(3)$28$34 armsBitf(4)$40 eHiv(5)$40 Hut8(6)$45 ope MedianEur(7)$40 Asia Pacific Median(7)$45 eragevGlobal A(7)$46 North American Median(7)$50 (1) ebruary 2021 o Fening June 2020 t-halver postwed net cost of poEstimat(5) ember 2020 esentation Septe pre corporatHiv (2) ariable cost otal ver cost is 80% of twch 2021; $27 poesentation Maror prestvCipher mining in(6) ebruary 2020 erage Feporvainwright rt aHC W (3) ee er cost plus $6 hosting fwesentation January 2021: $28 poor prestvMarathon in(7)ember 2020e Finance Septernativor Alter fCambridge Cent (4)ch 2020act sheet Maror festvarms inBitf oprietary & Confidentialeenidge Generation – Pr2021 © Gr12

Unique capabilities Operational excellence Experienced in-house team of engineers and operators executed Greenidge’s coal-to-gas conversion and mining buildout Electrical expertise of power plant engineers highly applicable to mining buildouts Significant base of know-how relating to 24/7 continuous operation, mining hardware repair, thermal/noise management, and miner optimization R&D capability focused on mining hardware reliability, racking solutions, immersion cooling, and other improvements Experience in sourcing latest generation highly efficient miners from key OEMs Lower variable costs Higher uptime Reduced infrastructure capex

Industry leading partnerships e dwarMining har ersacturmanuf Financing s / OtetherCapital mark oprietary & Confidentialeenidge Generation – Pr2021 © Gr15Industry leading partnerships e dwarMining har ersacturmanuf Financing s / OtetherCapital mark oprietary & Confidentialeenidge Generation – Pr2021 © Gr15

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coin adoptionwing bitoGr coin as a superior eness of bitwing awaroy gren bcoin is drivThe rise in bit ency inflationalue and hedge against fiat curre of vorst e is no question in our “Ther“Cryptocuernrcies ea rhee rto ypal launches new service “Pagan s at JPMoregist“Strat e digital e will be mormind thersyt aand tyh ecould tea kthe , hold o buyenabling users te endorsed a vChase & Co. ha ce… and (use of) commerplace of gold. It is so much encyand sell crocurrypt”o cent allocation tone per ydigital mone”meo rfunctional than passing s”o cliente tcoin in a notbit a bar of gold oaurnd” epor“Charles Schwab is redly term “Fidelity has made a long-te egated an aggrestve in“We tcoin has hat bitve belie“W e-label xploring a whitee of o tcommitment the futurcoin under 50 billion in bit.$1e to be a morential the pot omers s custw ito allosolution to echnology and tchain tblocke y acquirthis policy and maency in the ous currubiquit ectly on coin direst in bitvo ints, e assetmaking digitally-nativom s frand hold digital assete”futur orm”erage platfokthe bre coin, morsuch as biterm”o time or long-ttime t ors”estvo inaccessible t oprietary & Confidentialeenidge Generation – Pr2021 © Gr18coin adoptionwing bitoGr coin as a superior eness of bitwing awaroy gren bcoin is drivThe rise in bit ency inflationalue and hedge against fiat curre of vorst e is no question in our “Ther“Cryptocuernrcies ea rhee rto ypal launches new service “Pagan s at JPMoregist“Strat e digital e will be mormind thersyt aand tyh ecould tea kthe , hold o buyenabling users te endorsed a vChase & Co. ha ce… and (use of) commerplace of gold. It is so much encyand sell crocurrypt”o cent allocation tone per ydigital mone”meo rfunctional than passing s”o cliente tcoin in a notbit a bar of gold oaurnd” epor“Charles Schwab is redly term “Fidelity has made a long-te egated an aggrestve in“We tcoin has hat bitve belie“W e-label xploring a whitee of o tcommitment the futurcoin under 50 billion in bit.$1e to be a morential the pot omers s custw ito allosolution to echnology and tchain tblocke y acquirthis policy and maency in the ous currubiquit ectly on coin direst in bitvo ints, e assetmaking digitally-nativom s frand hold digital assete”futur orm”erage platfokthe bre coin, morsuch as biterm”o time or long-ttime t ors”estvo inaccessible t oprietary & Confidentialeenidge Generation – Pr2021 © Gr18

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wthoA grRapid EBITD Annuale(1)atRun r ($ in millions)TM(2)L2021E2022Eeat2021E Run reat2022E Run r C(3)~$49k BTC(3)~$49k BTC(3)~$49k BTC(3)~$49k BT enueveR$268$7$145$110$206 ofitoss PrGr$14$65$1287$9$183 AEBITD$6$52$109$80$162 xCape$73$7$64 Capacity17 MW45 MW85 MW45 MW85 MW coins mined# of bit186,1 coino mine one bitCost t869$2, entchasedly in-serCurrvice or pur s ssumptionA • Flat $300/MW hminingoughoutenue thrver t heojectionperiod pr •ormationfinancialinf Allcludesx eSuppor t.com (1) -end mining capacity eared yxpectes assuming eeenidge estimate based on GrRun rat (2) e ximatoe apprs ares and amounted figurxpectebruared ey 2021 based on unauditTM as of FL (3)ent ent efficiency at curreenidge's currenue assuming Grveoduce $300/MWh mining ro prcoin price needed ts ted biteflecthe estimatR coin mining economics)ailing bitveo change based on pre subject tes arimplied difficulty (Financial estimat oprietary & Confidentialeenidge Generation – Pr2021 © Gr20wthoA grRapid EBITD Annuale(1)atRun r ($ in millions)TM(2)L2021E2022Eeat2021E Run reat2022E Run r C(3)~$49k BTC(3)~$49k BTC(3)~$49k BTC(3)~$49k BT enueveR$268$7$145$110$206 ofitoss PrGr$14$65$1287$9$183 AEBITD$6$52$109$80$162 xCape$73$7$64 Capacity17 MW45 MW85 MW45 MW85 MW coins mined# of bit186,1 coino mine one bitCost t869$2, entchasedly in-serCurrvice or pur s ssumptionA • Flat $300/MW hminingoughoutenue thrver t heojectionperiod pr •ormationfinancialinf Allcludesx eSuppor t.com (1) -end mining capacity eared yxpectes assuming eeenidge estimate based on GrRun rat (2) e ximatoe apprs ares and amounted figurxpectebruared ey 2021 based on unauditTM as of FL (3)ent ent efficiency at curreenidge's currenue assuming Grveoduce $300/MWh mining ro prcoin price needed ts ted biteflecthe estimatR coin mining economics)ailing bitveo change based on pre subject tes arimplied difficulty (Financial estimat oprietary & Confidentialeenidge Generation – Pr2021 © Gr20

1() enStysiivit t obitn coiricpe Calendar and run re EBITDatA at fecast mining economicsor ($ in millions) 2021E2022E2021E Run reat2022E Run reat • ed EBITDEstimatA figures at various renue ve ed ojectPr per MWh leels held flat over timev $49k BTC $52$109$80$162 $300/MWh • ely holds rativConservenue per MWh ve $30k BTC $26$56$40$86 $185/MWh flat oer time despitve increased hashrate output of more efficient miners purchased $60k BTC $681$14$103$208 0/MWh$37 and planned tough 2022hr $90k BTC $111$226$167$330 $554/MWh Calendar and run re EBITDatA at current mining economics ($ in millions) 2021E2022E2021E Run reat2022E Run reat • ed EBITDEstimatA at various renue per ve ed ojectPr $49k BTC e output lehashratels held flat over timev $60$146$894$22 $0.311/TH • s teflectRhe full benefit of increased $30k BTC $317$9$154$12 $0.H191/T e output of morhashrate efficient miners chased and planned tpurough 2022hr $60k BTC $78$187$125$285 $0.383/TH $90k BTC $125$294$002$445 $0.4/T57H ssumAps tion • All financial information excludes upporSt.com (1)s teflectRhe estimated bitcoin price needed to produce the equivalent mining renue in tveerms of $/MWh or $/TH assuming Grs curreenidge’ent efficiency at current implied difficulty (Financial estimates are subject to change based on prailing bitvecoin mining economics) 2021 © Greenidge Generation – Proprietary & Confidential211() enStysiivit t obitn coiricpe Calendar and run re EBITDatA at fecast mining economicsor ($ in millions) 2021E2022E2021E Run reat2022E Run reat • ed EBITDEstimatA figures at various renue ve ed ojectPr per MWh leels held flat over timev $49k BTC $52$109$80$162 $300/MWh • ely holds rativConservenue per MWh ve $30k BTC $26$56$40$86 $185/MWh flat oer time despitve increased hashrate output of more efficient miners purchased $60k BTC $681$14$103$208 0/MWh$37 and planned tough 2022hr $90k BTC $111$226$167$330 $554/MWh Calendar and run re EBITDatA at current mining economics ($ in millions) 2021E2022E2021E Run reat2022E Run reat • ed EBITDEstimatA at various renue per ve ed ojectPr $49k BTC e output lehashratels held flat over timev $60$146$894$22 $0.311/TH • s teflectRhe full benefit of increased $30k BTC $317$9$154$12 $0.H191/T e output of morhashrate efficient miners chased and planned tpurough 2022hr $60k BTC $78$187$125$285 $0.383/TH $90k BTC $125$294$002$445 $0.4/T57H ssumAps tion • All financial information excludes upporSt.com (1)s teflectRhe estimated bitcoin price needed to produce the equivalent mining renue in tveerms of $/MWh or $/TH assuming Grs curreenidge’ent efficiency at current implied difficulty (Financial estimates are subject to change based on prailing bitvecoin mining economics) 2021 © Greenidge Generation – Proprietary & Confidential21

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wnershiporma oo fPr -closing(1)wnership posteenidge oGr standing at close(2) es outSharstanding at close % es outShar s in 000s)e count(Shar tlas Entities A 800 ,268% .68 ors estvExisting institutional and other in,529 73% .19 Supporeholders t.com shar998 2,7% .7 d Management/boar5 ,4718% .3 C oundry Digital LLF160 ..4% 0 otalT,96338100% (1) es ed share of fully-dilutes of Supporesenting an estimat.203 million shareprt.com, r42eement and assuming ~ger agrormula in the mere of Supporchange ratio for each sharxock, based on tt.com common sthe eock feenidge Class A common stes of Gr4 shar12.change ratio of 0xe eIllustrativ ent xto tchange ratio the exer te ehan twhis illustrativor Suppory be loerage trading price fo te and mat.com prior the closing datved aeightolume-wy ven-daed using a tchange ratio will be calculatx. The final e, 2021ch 1914 on Mare price of $2.s closing sharstanding using Supporoutt.com’ . 14ceeds $2.xo terage trading price prior the closing evsuch a (2)e Plan and otedher transactions permitteenidge Generations Holdings Inc. 2021 Equity Incentivo Grential dilution pursuant tcludes potxstanding at closing; ees outed sharEstimat oprietary & Confidentialeenidge Generation – Pr2021 © Gr23wnershiporma oo fPr -closing(1)wnership posteenidge oGr standing at close(2) es outSharstanding at close % es outShar s in 000s)e count(Shar tlas Entities A 800 ,268% .68 ors estvExisting institutional and other in,529 73% .19 Supporeholders t.com shar998 2,7% .7 d Management/boar5 ,4718% .3 C oundry Digital LLF160 ..4% 0 otalT,96338100% (1) es ed share of fully-dilutes of Supporesenting an estimat.203 million shareprt.com, r42eement and assuming ~ger agrormula in the mere of Supporchange ratio for each sharxock, based on tt.com common sthe eock feenidge Class A common stes of Gr4 shar12.change ratio of 0xe eIllustrativ ent xto tchange ratio the exer te ehan twhis illustrativor Suppory be loerage trading price fo te and mat.com prior the closing datved aeightolume-wy ven-daed using a tchange ratio will be calculatx. The final e, 2021ch 1914 on Mare price of $2.s closing sharstanding using Supporoutt.com’ . 14ceeds $2.xo terage trading price prior the closing evsuch a (2)e Plan and otedher transactions permitteenidge Generations Holdings Inc. 2021 Equity Incentivo Grential dilution pursuant tcludes potxstanding at closing; ees outed sharEstimat oprietary & Confidentialeenidge Generation – Pr2021 © Gr23

Summary 0mm Q listing with ~$7Aed pato NASDExpedith t $ of net cash on the balance sheet erww-cost poe loCaptiv Substantial installed base wthoA grRapid EBITD xperelopment estvOperations and de ed xpector eeady fed and rBusiness model optimiz y 2025o at least 500 MW of mining capacity beplication tr oprietary & Confidentialeenidge Generation – Pr2021 © Gr42Summary 0mm Q listing with ~$7Aed pato NASDExpedith t $ of net cash on the balance sheet erww-cost poe loCaptiv Substantial installed base wthoA grRapid EBITD xperelopment es tvOperations and de ed xpector eeady fed and rBusiness model optimiz y 2025o at least 500 MW of mining capacity beplication tr oprietary & Confidentialeenidge Generation – Pr2021 © Gr42

Appendix oprietary & Confidentialeenidge Generation – Pr2021 © Gr25Appendix oprietary & Confidentialeenidge Generation – Pr2021 © Gr25

Definitions & terms • ”~“ =y letamixorppA•     ”etarhsaH“ = ehT rebmun fo sehsah a renim nac mrroepf ni hcae ,dnoces yllacipyt desserpxe ni S/HE ro S/HT dna desu •    ”stalA“ = stalA sgnidloH ,CLL teh rosnops fo sdnuf ttah era sa a erusaem fo lanoitatupmoc rewop ro gninim yticapac teh ytirojam redloherahs ni ,egdineerG dna a reganam dna desu ot enim dna ssecorp snoitcasnart no a niahckcolb hcus rosnops fo etavirp ytiuqe sdnuf dna rteoh stnemtsevnit ihw san ioctib 8.3$~ noillib stessa rednu tnemeganam stalA“() ”seititnE •  /TH” = Joules per t“Jerahash, a measure of  •    ”ytluciffiD“ = erusaeM fo woh tluciffid ti si ot enim a nioctib miner efficiency ;kcolb ytluciffid si detsujdare yve 2~ skeew os ttah teh egareva emit neewteb hcae kcolb denim sniamer 01s etunim• ”MTL“ = tsaL evlewtts nhom •   ”ADTIBE“ = sgninraE erofeb ,tseretni ,sexat ,noitaicerped•   gniniM“ ”yticapac = etalpemaN etarhsah sa deificeps yb ,noriotmaazitre cniatra nyidroartxe smeti dnar teoh gninim erawdrah ;srerutcafunam lautca gnitarepo emit-enos esnepxe ecnamrroepf yam reffid morf gninimy ticapac •  ”ycneiciffE“ = sA deilppa ot ,srenim teh yticirtcele desu rep•  WM“ ” = ,ttawageM a erusaem fo suoenatnatsni lacirtcele ,hsah yllacipyt desserpxe niH T/J dnamed ro yticapac lauqe ot 000,000,1s ttaw •   “E” = When used in connection with any date or •  WM“ ”h = ,ruoh-ttawageM a erusaem fo teh yticirtcele amount means the information red telato is  ether desserpxe( niWM ) demusnoc ro detareneg ni nar uoh ed or prestimated oject •  “NOL” = Net operating loss, which may prvide cerotain  • ”s/HE“ = hsahaxE rep ,dnoces a erusaem foe tarhsahtax benefits • ”HE“ = hsahaxE ro 81^01 sehsah ro 000,000,1s ehsaharet• ”HT“ = hsahareT ro 21^01s ehsah • ”hsaH“ = a noitaluclac ttahre stvnoc na tupni fo srettel dna• ”s/HT“ = hsahareT rep ;dnoces a erusaem foetarhsah srebmun otni na dertcpnyetuptuo 2021 © Greenidge Generation – Proprietary & Confidential26Definitions & terms • ”~“ =y letamixorppA• ”etarhsaH“ = ehT rebmun fo sehsah a renim nac mrroepf ni hcae ,dnoces yllacipyt desserpxe ni S/HE ro S/HT dna desu • ”stalA“ = stalA sgnidloH ,CLL teh rosnops fo sdnuf ttah era sa a erusaem fo lanoitatupmoc rewop ro gninim yticapac teh ytirojam redloherahs ni ,egdineerG dna a reganam dna desu ot enim dna ssecorp snoitcasnart no a niahckcolb hcus rosnops fo etavirp ytiuqe sdnuf dna rteoh stnemtsevnit ihw san ioctib 8.3$~ noillib stessa rednu tnemeganam stalA“() ”seititnE • /TH” = Joules per t“Jerahash, a measure of • ”ytluciffiD“ = erusaeM fo woh tluciffid ti si ot enim a nioctib miner efficiency ;kcolb ytluciffid si detsujdare yve 2~ skeew os ttah teh egareva emit neewteb hcae kcolb denim sniamer 01s etunim• ”MTL“ = tsaL evlewtts nhom • ”ADTIBE“ = sgninraE erofeb ,tseretni ,sexat ,noitaicerped• gniniM“ ”yticapac = etalpemaN etarhsah sa deificeps yb ,noriotmaazitre cniatra nyidroartxe smeti dnar teoh gninim erawdrah ;srerutcafunam lautca gnitarepo emit-enos esnepxe ecnamrroepf yam reffid morf gninimy ticapac • ”ycneiciffE“ = sA deilppa ot ,srenim teh yticirtcele desu rep• WM“ ” = ,ttawageM a erusaem fo suoenatnatsni lacirtcele ,hsah yllacipyt desserpxe niH T/J dnamed ro yticapac lauqe ot 000,000,1s ttaw • “E” = When used in connection with any date or • WM“ ”h = ,ruoh-ttawageM a erusaem fo teh yticirtcele amount means the information red telato is ether desserpxe( niWM ) demusnoc ro detareneg ni nar uoh ed or prestimated oject • “NOL” = Net operating loss, which may prvide cerotain • ”s/HE“ = hsahaxE rep ,dnoces a erusaem foe tarhsahtax benefits • ”HE“ = hsahaxE ro 81^01 sehsah ro 000,000,1s ehsaharet• ”HT“ = hsahareT ro 21^01s ehsah • ”hsaH“ = a noitaluclac ttahre stvnoc na tupni fo srettel dna• ”s/HT“ = hsahareT rep ;dnoces a erusaem foetarhsah srebmun otni na dertcpnyetuptuo 2021 © Greenidge Generation – Proprietary & Confidential26

eame TecutivEx Dustin Beaudry echnology OfficerChief T Jeff Kirt e OfficerecutivChief Ex xperience ears consulting and operating e18 y •  • ounder and Managing Partner of F e Management Fifth Lak echnology and Operations or of Tectormerly DirF • at an institutional asset manager • viously a ParePrtner at Pamplona Capital and  Oak Hill Advisors Dale Irwin esidentPreg Ohanessian GrChief Mining Officer •   ubstantial mining operationsSepair and , r • eenidge ears with Gr20 y xperienceenance emaint • eenidge yment at Grcoin mining deploLed bit •  viously designed and built a 15 MePrW  •er plant management and Experwtise in po coin mining operatiobitn coin miningbit • Bitmain cerepair trainetified rr y Tim RaineChief Financial Officer osenLance Rzeig wCEO of ppSuor.tcom eenidge ears with Gr5 yupporSesident and CEO of Pr.tcom since 2020 • • coin mining and Bitxperience as a successful public and ears of e25 y • • xperienceyment edeplod membery CEO and boare companatpriv 2021eenidgeGr © Generationoprietary– Pr &Confidential 27eame TecutivEx Dustin Beaudry echnology OfficerChief T Jeff Kirt e OfficerecutivChief Ex xperience ears consulting and operating e18 y • • ounder and Managing Partner of F e Management Fifth Lak echnology and Operations or of Tectormerly DirF • at an institutional asset manager • viously a ParePrtner at Pamplona Capital and Oak Hill Advisors Dale Irwin esidentPreg Ohanessian GrChief Mining Officer • ubstantial mining operationsSepair and , r • eenidge ears with Gr20 y xperienceenance emaint • eenidge yment at Grcoin mining deploLed bit • viously designed and built a 15 MePrW •er plant management and Experwtise in po coin mining operatiobitn coin miningbit • Bitmain cerepair trainetified rr y Tim RaineChief Financial Officer osenLance Rzeig wCEO of ppSuor.tcom eenidge ears with Gr5 yupporSesident and CEO of Pr.tcom since 2020 • • coin mining and Bitxperience as a successful public and ears of e25 y • • xperienceyment edeplod membery CEO and boare companatpriv 2021eenidgeGr © Generationoprietary– Pr &Confidential 27 orsectd of DirBoar azio Tim FChairman y ome LaJer tlas Managing Parounder of Atner and Co-f • • tParlas Holdings tner at A ocused e equity fund fatC, a privHoldings LL (Joined in 2009) er generation won industrials and po ogers ed RTice Chairman V Independent / e wTim LoIndependent •  esident of ormer prFk coin banXapo, a bit • ers Paper win Rivormerly CEO at TF , Finch Paper and Nortyhern Pulp Compan ears of financial serxperiencevices e52 y • • er generation and wears of po30+ y xperiencepulp/paper e w Burskey Andr otDan Rhaupt Independent tlas Managing Parounder of Atner and Co-f • •  or esident of Operations former Vice PrF ocused e equity fund fatC, a privHoldings LL o 2008 om 1999 tAES fr er generation won industrials and po • xperienceer generation ewears of po30+ y Daid Filippellvi Michael Neuscheler Independent •tParlas Holdings tner at A ee public companies ormer CFO of thrF • (Joined in 2014) xperience ears of public accounting e11+ y • Jeff Kirt • eenidge CEOrG oprietary & Confidentialeenidge Generation – Pr2021 © Gr28orsectd of DirBoar azio Tim FChairman y ome LaJer tlas Managing Parounder of Atner and Co-f • • tParlas Holdings tner at A ocused e equity fund fatC, a privHoldings LL (Joined in 2009) er generation won industrials and po ogers ed RTice Chairman V Independent / e wTim LoIndependent • esident of ormer prFk coin banXapo, a bit • ers Paper win Rivormerly CEO at TF , Finch Paper and Nortyhern Pulp Compan ears of financial serxperiencevices e52 y • • er generation and wears of po30+ y xperiencepulp/paper e w Burskey Andr otDan Rhaupt Independent tlas Managing Parounder of Atner and Co-f • • or esident of Operations former Vice PrF ocused e equity fund fatC, a privHoldings LL o 2008 om 1999 tAES fr er generation won industrials and po • xperienceer generation ewears of po30+ y Daid Filippellvi Michael Neuscheler Independent •tParlas Holdings tner at A ee public companies ormer CFO of thrF • (Joined in 2014) xperience ears of public accounting e11+ y • Jeff Kirt • eenidge CEOrG oprietary & Confidentialeenidge Generation – Pr2021 © Gr28

Support.com Supporerwviet.com Ov •  snoitulos )”MRC“( tnemeganam pihsnoitaler remotsuc labolg - snoitulos gnicruosemoh fo redivorp labolG 0 202 .ceD fo sa rseptxe latot 087 - )seeyolpme( rseptxe desab emoh yb dereviled • t soc rroamt-dna-kcirb on dna xepac laminim thiw sworg ssenisub elbalacs yllabolg ,dnamed-nO • s tneilc esirpretne labolg rof stluser rallets gnireviled ecneirepxe ’sraey 02 •  , smroftalp desab-duolc ,ryateirporp ,eruces hguorth dedivorp snoitulos MRC lennahcinmo ,nevorP g nicruosemoh rof dezimitpo dna dengised •  s licensed on an annual, subscription oducte business with prgin consumer softwarHigh-mar or perpetual basis • ssecorp ssenisub labolg elbatiforp dna gniworg gnidliub drocer kcart nevorp a sah maet pihsredael weN sessenisub ) OPB ( gnicruostuo oprietary & Confidentialeenidge Generation – Pr2021 © Gr29Support.com Supporerwviet.com Ov • snoitulos )”MRC“( tnemeganam pihsnoitaler remotsuc labolg - snoitulos gnicruosemoh fo redivorp labolG 0 202 .ceD fo sa rseptxe latot 087 - )seeyolpme( rseptxe desab emoh yb dereviled • t soc rroamt-dna-kcirb on dna xepac laminim thiw sworg ssenisub elbalacs yllabolg ,dnamed-nO • s tneilc esirpretne labolg rof stluser rallets gnireviled ecneirepxe ’sraey 02 • , smroftalp desab-duolc ,ryateirporp ,eruces hguorth dedivorp snoitulos MRC lennahcinmo ,nevorP g nicruosemoh rof dezimitpo dna dengised • s licensed on an annual, subscription oducte business with prgin consumer softwarHigh-mar or perpetual basis • ssecorp ssenisub labolg elbatiforp dna gniworg gnidliub drocer kcart nevorp a sah maet pihsredael weN sessenisub ) OPB ( gnicruostuo oprietary & Confidentialeenidge Generation – Pr2021 © Gr29

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Buildout & miner fleet efficiencies Buildout timeline(1) Existing chasedPurPlanned 0 .4 85 MW 5 .3 0 .3 62. 5 2. 45 MW 42 MW 1 MW4 0 2. .41 .21 5 .11.1 1.1 19 MW Hashr at 0 .1 7.08.08.0 5.0 6.0 5 .0 5.05.05.05.05.0 0.0 Q1 2021Q2 2021EQ3 2021EQ4 2021E2022E (1) Miner fleet expansion at a glance 6 EH/s 2.33 J/TH Miners 000,82 85 MW erwoP eatHashrEfficiency Scale (1) Based on Greenidge estimated buildout plan 2021 © Greenidge Generation – Proprietary & Confidential31 e (EH/s)Buildout & miner fleet efficiencies Buildout timeline(1) Existing chasedPurPlanned 0 .4 85 MW 5 .3 0 .3 62. 5 2. 45 MW 42 MW 1 MW4 0 2. .41 .21 5 .11.1 1.1 19 MW Hashr at 0 .1 7.08.08.0 5.0 6.0 5 .0 5.05.05.05.05.0 0.0 Q1 2021Q2 2021EQ3 2021EQ4 2021E2022E (1) Miner fleet expansion at a glance 6 EH/s 2.33 J/TH Miners 000,82 85 MW erwoP eatHashrEfficiency Scale (1) Based on Greenidge estimated buildout plan 2021 © Greenidge Generation – Proprietary & Confidential31 e (EH/s)

ansaction frTees oerw viev coin trBitansaction fees e of truturFansaction fees What are transaction fees? s use of tAhe bitcoin network e Grxpands,eenidge will take advantage of increased ery bitEvcoin transaction must be ved prior talidato being added to the bitcoin ansaction ftrees chain block sA snoitcasnart era dessecorp ni ytiroirp ecneuqes desab no eef ,stnuoma desaercni noitcasnart emulov sdael ot .noitsegnoc sihT ylralurcaipt stceffa rewol eef ,snoitcasnart w does GrHoeenidge earn transaction fees? hcihw setaerc na evitnecni ot etanimon rehgih seef ot erusne ylemit noitcasnartg nissecorp ery block a miner adds tEvo the blockchain comes with a 6.25 BTC bounty (“block d”) as wewarrell as all fees sent with the transactions that we included in terhat block. s tAhe total number of Bitcoin drops as a result of future halv trenings,ansaction fees will become a major incentive for miners The bitcoin algorithm rds miners witewarh extra bitcoin for processing transactions; As block rds become scarewarcer oer time, a grver shareate of bitcoin liquidity will come when the price of bitcoin is high, transaction fees pay for the cost of poerwom transactions, tfry making transaction febherees a more substantial share of miner enue overer timev 2021 © Greenidge Generation – Proprietary & Confidential32ansaction frTees oerw viev coin trBitansaction fees e of truturFansaction fees What are transaction fees? s use of tAhe bitcoin network e Grxpands,eenidge will take advantage of increased ery bitEvcoin transaction must be ved prior talidato being added to the bitcoin ansaction ftrees chain block sA snoitcasnart era dessecorp ni ytiroirp ecneuqes desab no eef ,stnuoma desaercni noitcasnart emulov sdael ot .noitsegnoc sihT ylralurcaipt stceffa rewol eef ,snoitcasnart w does GrHoeenidge earn transaction fees? hcihw setaerc na evitnecni ot etanimon rehgih seef ot erusne ylemit noitcasnartg nissecorp ery block a miner adds tEvo the blockchain comes with a 6.25 BTC bounty (“block d”) as wewarrell as all fees sent with the transactions that we included in terhat block. s tAhe total number of Bitcoin drops as a result of future halv trenings,ansaction fees will become a major incentive for miners The bitcoin algorithm rds miners witewarh extra bitcoin for processing transactions; As block rds become scarewarcer oer time, a grver shareate of bitcoin liquidity will come when the price of bitcoin is high, transaction fees pay for the cost of poerwom transactions, tfry making transaction febherees a more substantial share of miner enue overer timev 2021 © Greenidge Generation – Proprietary & Confidential32

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Disclaimer er or Solicitation No Off espect of the y securities or in ro an, consent, or autespect thorization with rxyoe a solicitation of a prThis communication is not and shall not constitut y sale e be any securities, nor shall thero buy aner to sell or ter the solicitation of an offe an offelease shall also not constitutess r. This prgeroposed merpr egistration or qualification under the o rould be unlawful prior t, solicitation, or sale weres or jurisdictions in which such offy statof securities in an s of Section 10 ementequirospectus meeting the ry means of a prcept bxering of securities shall be made ey such jurisdiction. No offsecurities laws of an elease, publication or distribution, in whole or in or rom. This communication is not fefremption therx, as amended, or an eof the Securities Act of 1933 ould be unlawful. elease, publication or distribution wy jurisdiction in which such r, anparectectlyly or indiro, dirt, in or int s ementd-Looking StatorwarF e Securities ates Privvisions of ted Stathe Unitos witemente harbor prhin td looking stathe meaning of torwarhe safThis communication includes f ein, , as amended. When used herA of tchange Act of 1934he Securities Act and Section 21E of the Securities Ex, Section 27orm Act of 1995efLitigation R opose pre, futur should, will,,y ma seeks,es,v belieends, int plans,s,ecastor fes, anticipats,xpect eed,oject pres,ds estimatorthe w d-looking orwaro identify fended te intessions) arxprds or eorersions of such we vor the negativessions (xprds or similar eorariations of these wand v wn and e a number of knoolvvs, and inesulte perormance, conditions or rees of future not guarantfs arementd-looking statorwars. These fementstat eenidge”) or s (“Gr’eenidge Generation Holdings Inc.wn risks, uncerside Grunknoe outtainties, assumptions and oty of which arher imporors, manacttant f om those discussed in terially frhe er mato diffcomes ts (“Suppors or outesultol, that could cause actual rt.com”) management's contr’Support.com Inc. s concerning tementhe o, stated te not limits contained in tementhis communication include, but ard-looking statorwars. Fementd-looking statorwarf wing: (iolloger transaction; (iis of teenidge and Suppor) ted benefithe merfhe anticipated liquidity and cash balances of Groject) te; t.com in the prhe futur eenidge and SupporA of te build out and acquisition plans of he business of Grent and futurt.com: (iv) t(iiiw and EBITDhe curred cash flooject) the pr eenidge and Suppore; and (vied mining capacity in tGrxpecthe futurt.com; (v) es about t) otegies and ementhe business plans, business strather stat eenidge and Supporoperations of Gre.t.com in the futur xt page)d on necont(’ oprietary & Confidentialeenidge Generation – Pr2021 © Gr35Disclaimer er or Solicitation No Off espect of the y securities or in ro an, consent, or autespect thorization with rxyoe a solicitation of a prThis communication is not and shall not constitut y sale e be any securities, nor shall thero buy aner to sell or ter the solicitation of an offe an offelease shall also not constitutess r. This prgeroposed merpr egistration or qualification under the o rould be unlawful prior t, solicitation, or sale weres or jurisdictions in which such offy statof securities in an s of Section 10 ementequirospectus meeting the ry means of a prcept bxering of securities shall be made ey such jurisdiction. No offsecurities laws of an elease, publication or distribution, in whole or in or rom. This communication is not fefremption therx, as amended, or an eof the Securities Act of 1933 ould be unlawful. elease, publication or distribution wy jurisdiction in which such r, anparectectlyly or indiro, dirt, in or int s ementd-Looking StatorwarF e Securities ates Privvisions of ted Stathe Unitos witemente harbor prhin td looking stathe meaning of torwarhe safThis communication includes f ein, , as amended. When used herA of tchange Act of 1934he Securities Act and Section 21E of the Securities Ex, Section 27orm Act of 1995efLitigation R opose pre, futur should, will,,y ma seeks,es,v belieends, int plans,s,ecastor fes, anticipats,xpect eed,oject pres,ds estimatorthe w d-looking orwaro identify fended te intessions) arxprds or eorersions of such we vor the negativessions (xprds or similar eorariations of these wand v wn and e a number of knoolvvs, and inesulte perormance, conditions or rees of future not guarantfs arementd-looking statorwars. These fementstat eenidge”) or s (“Gr’eenidge Generation Holdings Inc.wn risks, uncerside Grunknoe outtainties, assumptions and oty of which arher imporors, manacttant f om those discussed in terially frhe er mato diffcomes ts (“Suppors or outesultol, that could cause actual rt.com”) management's contr’Support.com Inc. s concerning tementhe o, stated te not limits contained in tementhis communication include, but ard-looking statorwars. Fementd-looking statorwarf wing: (iolloger transaction; (iis of teenidge and Suppor) ted benefithe merfhe anticipated liquidity and cash balances of Groject) te; t.com in the prhe futur eenidge and SupporA of te build out and acquisition plans of he business of Grent and futurt.com: (iv) t(iiiw and EBITDhe curred cash flooject) the pr eenidge and Suppore; and (vied mining capacity in tGrxpecthe futurt.com; (v) es about t) otegies and ementhe business plans, business strather stat eenidge and Supporoperations of Gre.t.com in the futur xt page)d on necont(’ oprietary & Confidentialeenidge Generation – Pr2021 © Gr35

d)contDisclaimer (’ erially er mato a number of risks, uncero diffe subject ts tesults arors tementtainties and assumptions. Facthat could cause actual rd-looking statorwarF ent, change, or other vo: (ied ty ee not limitence of ans include but ar) tementd-looking stathe occurrorwaressed or implied in such fxprom those efr y in tger transaction; (iihe closing of tger transaction or delao the merermination of te rise the tcumstances the mer) to hat could givcirhe ability t ger transaction; (iiioposed meregulations s, of ts, including tax benefithe pr) changes in applicable laws, res and benefite ted objectivhe anticipatecognizr eenidge or Suppording ecting Gregargy industregulation of ty or rhe enert.com operations or te, including rs affhe industries in which each operator permit wtegies or h stratoo grd tegarerms wite financing on a timely basis and on acceptable th ro obtain adequate tailuro fed telatency; (iv) risks rcrocurrypt encies; (viet pricing of crocurroperations; (v) fluctuations in typtencies; (viihe mark) loss of public confidence in crocurrcrime, ypt) tential of cyberhe pot ed witections and phishing, and ts associath such issues; (viiihe costet manipulation; e infency marky laundering, malwar) tential of crhe potocurrmoneypt ofitability of mining; (x) tecting the he cost, efficiency and prors affactariables or fo v, including as t(ix) tencyhe economics of mining crocurrypt eenidge, including mining w terhe business and operations of Groy schedule and cost of equipment necessar, delivo maintain and gry tailabilityva ors, including acte fy other economic, business or competitivequipment, (xied bect) tersely affeenidge and Supporhe possibility ty be advhat Grt.com ma e dependent; (xiio otxpand successfully tely and arher o ey r) an inability te or upon which tecting ty operathehe industries in which theors affactf acilities, mine otencies or otxpand ther creenidge, Supporfherhe business; (xiiiocurrwise eypto Gregulations applicable tt.com or t) changes in tax rheir ency o crelating tolving eitocurreenidge or Supporypther or botxpenses rvh of Grs and eential litigation int.com; (xv) costy pots; (xiv) ane assetespectivr otal, loss and erial, if not te matealizy racility mas single operating fees; (xvieenidge’ency transaction fees and fluctuation in cr) Grocurrypttransaction f e malfunction or sabotage; (xviieach, comput, data security br) other erysical disastwn, ph-doeakesult of equipment malfunction or brence as a rerinterf eenidge and Supporegy of Gregy and build-out strat, acquisition stratt.com; and risks and uncero tegyed the business plan, business stratelattainties r eenidge and s of Grementvs, peresultormance, or achieeak. The actual rVID-19 outfbrom t(xviiihe COesulting frallout r) tential economic fhe pot eenidge nor Suppors. Neitementher Grd-looking statort.com wary f, anyessed in, or implied bxprs eesultom the rSupporerially frer matt.com could diff cept s or otxentherwise, eve eormation, futuresult of new infs, whetementher as a rd-looking statorwary fvise anee or ro updaty obligation tundere antak eporailable at ts rhe SEC's s filed witvth t. Additional risks and uncerhe SEC and ae identified and discussed in Supportainties art.com’y lawed bequiras r .v.sec.goe at http://wwwebsitw xt page)d on necont(’ oprietary & Confidentialeenidge Generation – Pr2021 © Gr36d)contDisclaimer (’ erially er mato a number of risks, uncero diffe subject ts tesults arors tementtainties and assumptions. Facthat could cause actual rd-looking statorwarF ent, change, or other vo: (ied ty ee not limitence of ans include but ar) tementd-looking stathe occurrorwaressed or implied in such fxprom those efr y in tger transaction; (iihe closing of tger transaction or delao the merermination of te rise the tcumstances the mer) to hat could givcirhe ability t ger transaction; (iiioposed meregulations s, of ts, including tax benefithe pr) changes in applicable laws, res and benefite ted objectivhe anticipatecognizr eenidge or Suppording ecting Gregargy industregulation of ty or rhe enert.com operations or te, including rs affhe industries in which each operator permit wtegies or h stratoo grd tegarerms wite financing on a timely basis and on acceptable th ro obtain adequate tailuro fed telatency; (iv) risks rcrocurrypt encies; (viet pricing of crocurroperations; (v) fluctuations in typtencies; (viihe mark) loss of public confidence in crocurrcrime, ypt) tential of cyberhe pot ed witections and phishing, and ts associath such issues; (viiihe costet manipulation; e infency marky laundering, malwar) tential of crhe potocurrmoneypt ofitability of mining; (x) tecting the he cost, efficiency and prors affactariables or fo v, including as t(ix) tencyhe economics of mining crocurrypt eenidge, including mining w terhe business and operations of Groy schedule and cost of equipment necessar, delivo maintain and gry tailabilityva ors, including acte fy other economic, business or competitivequipment, (xied bect) tersely affeenidge and Supporhe possibility ty be advhat Grt.com ma e dependent; (xiio otxpand successfully tely and arher o ey r) an inability te or upon which tecting ty operathehe industries in which theors affactf acilities, mine otencies or otxpand ther creenidge, Supporfherhe business; (xiiiocurrwise eypto Gregulations applicable tt.com or t) changes in tax rheir ency o crelating tolving eitocurreenidge or Supporypther or botxpenses rvh of Grs and eential litigation int.com; (xv) costy pots; (xiv) ane assetespectivr otal, loss and erial, if not te matealizy racility mas single operating fees; (xvieenidge’ency transaction fees and fluctuation in cr) Grocurrypttransaction f e malfunction or sabotage; (xviieach, comput, data security br) other erysical disastwn, ph-doeakesult of equipment malfunction or brence as a rerinterf eenidge and Supporegy of Gregy and build-out strat, acquisition stratt.com; and risks and uncero tegyed the business plan, business stratelattainties r eenidge and s of Grementvs, peresultormance, or achieeak. The actual rVID-19 outfbrom t(xviiihe COesulting frallout r) tential economic fhe pot eenidge nor Suppors. Neitementher Grd-looking statort.com wary f, anyessed in, or implied bxprs eesultom the rSupporerially frer matt.com could diff cept s or otxentherwise, eve eormation, futuresult of new infs, whetementher as a rd-looking statorwary fvise anee or ro updaty obligation tundere antak eporailable at ts rhe SEC's s filed witvth t. Additional risks and uncerhe SEC and ae identified and discussed in Supportainties art.com’y lawed bequiras r .v.sec.goe at http://wwwebsitw xt page)d on necont(’ oprietary & Confidentialeenidge Generation – Pr2021 © Gr36

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